Exhibit 99.1

Intchains Group Limited Reports First Half 2026 Financial Results

●	Completes Tape-Out of New Next-Generation Mining ASIC in July; Commercial Launch on Track for Q4 2026
●	H2 2026 Strategy Focused on New ASIC Commercialization, Continued Cost Discipline, and Evaluation of AI-Focused ecosystem expansion opportunities
●	Announces $15 Million Share Repurchase Program

Singapore, August 20, 2026 - Intchains Group Limited (Nasdaq: ICG) (“we,” or the “Company”), an integrated infrastructure provider of efficient altcoin mining and staking, today announced its unaudited financial results for the first six months of 2026 ended June 30, 2026 (“H1 2026”) .

Results for the period reflected continued cyclical softness in altcoin demand, compounded by the PRC’s mining-machine sales restrictions announced in February 2026. Revenue was RMB11.1 million and total operating expenses were RMB42.0 million, with basic and diluted net loss per ordinary share of RMB1.22. The Company ended the period with RMB461.1 million in cash and cash equivalents and short-term investments, a balance sheet that the Company believes will allow the Company to fund its next-generation chip program entirely from internal resources.

Mr. Qiang Ding, Chairman and CEO, commented, “We entered this cycle with a deliberate choice; keep funding our next-generation mining ASIC development through a weaker demand environment, so that we would be ready with new products when the market turns. That decision is now paying off. In July, we completed the tape-out of our new next-generation mining ASIC project, a major technical milestone that keeps commercial launch on track for Q4 2026. With the most capital- and R&D-intensive phase of chip development behind us, we have moved into validation and are preparing for full commercialization. At the same time, disciplined expense management, headcount optimization, and a broader rollout of our AI-enabled operating model drove a meaningful reduction in total operating expenses, including an estimated RMB23.1 million reduction in annual labor costs based on headcount optimization actions completed as of June 30, 2026.”

Mr. Ding continued, “While we expect conditions to remain challenging through the second half of the year, we believe we are moving quickly to capture the opportunities ahead. We expect that our new mining ASIC will begin contributing modest revenue in H2 2026, building to a far more meaningful impact in fiscal 2027 as commercialization accelerates. Longer term, we believe that this platform further strengthens Intchains’ position as a leading and active supplier of purpose-built mining ASIC systems, driving superior operational efficiency for our customers and advancing a more sustainable proof-of-work infrastructure. It is a core part of our strategy to build a more resilient, diversified revenue base. Beyond this new project, we are evaluating new initiatives in AI, including potential acquisitions, as a mid- to long-term path to growth and further diversification. That work is in its early stages, and we expect to share more specific plans as we move into next year.”

H2 2026 STRATEGY

Commercialize the New Mining ASIC

●	In July, Intchains completed tape-out of its new mining ASIC, moving the project from design completion into manufacturing. Next steps are engineering sample production and laboratory validation, performance, reliability and thermal testing against internal benchmarks. Subject to successful validation, the Company expects to begin production ramp and system-level integration ahead of a commercial launch targeted for Q4 2026.

●	The ASIC is architected for the economics of proof-of-work algorithm, with an explicit focus on performance per watt to improve unit economics and return on invested capital for miners. Upon the new ASIC mining project’s commercial launch through Goldshell miner series, the Company expects the product family to broaden its addressable market across retail and professional miners and unlock new revenue streams through future system and service offerings. Intchains anticipates modest revenue contribution in H2 2026, scaling to a more meaningful contribution in FY 2027 with full-scale commercialization.

Extend Cost Optimization

●	Cost discipline remains a priority through year-end. As a result, as of June 30, 2026, the headcount optimization actions completed by the Company represented an estimated RMB23.1 million reduction in annual labor costs on a full-year basis, driven primarily by organizational restructuring, the divestiture of a non-core chip related business, as well as expanded adoption of AI-enabled tools across overall business operations.

Evaluate AI-Adjacent Growth and M&A

●	Intchains plans to invest selectively in new infrastructure opportunities to diversify its revenue base, and is evaluating potential acquisitions that would extend the Company’s core competencies in custom ASIC design and hardware systems integration into AI-enabled computing applications. This strategy is designed to reduce reliance on cryptocurrency market cycles while positioning the Company in higher-value computing markets adjacent to its existing hardware expertise. This exploration is in early stages. The Company has yet to identify any targets or plans to enter into any agreements, and the Company expects to share more details as plans develop.

Maintain a Prudent ETH Treasury and Staking Position, with Expanded Staking Support for Solana

●	As of June 30, 2026, the fair value of the Company’s cryptocurrency assets excluding stablecoins such as USDT and USDC was RMB98.9 million (US$14.6 million), including approximately 9,176 ETH-based cryptocurrencies valued at RMB98.1 million.
●	As of August 20, 2026, the Company’s total units of ETH used in staking were 4,556, of which 3,556 ETH were deposited through the Goldshell Staking platform pending validator activation, while 1,000 ETH was staked on the FalconX platform.
●	Intchains expects to maintain its existing treasury holdings and continue generating staking yield, while not anticipating material additional accumulation as it prioritizes capital allocation toward next-generation ASIC development and commercialization and exploration of new AI initiatives.

share repurchase program

The Company’s Board of Directors has approved a share repurchase program, pursuant to which the Company may repurchase up to $15 million of its American Depositary Shares (“ADSs”), representing the Company’s Class A Ordinary Shares, over the next two years, commencing on August 21, 2026 and ending on August 20, 2028.

Repurchases under the program may be made from time to time through open market transactions or other means permitted by applicable securities laws and regulations, including Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The timing and amount of any repurchases will be determined by the Company based on market conditions, regulatory requirements, alternative investment opportunities, and other factors. The Company currently expects to fund the Share Repurchase Program from its existing cash balance and other available liquid resources.

The Company believes this Share Repurchase Program underscores the management team’s confidence in Intchains’ long term strategic direction, and the commitment to creating sustainable value for all shareholders. It also aligns directly with our overall strategy of disciplined capital deployment, where we balance returning capital to shareholders with continued investments in advancing new initiatives.

The Company may also, from time to time, enter into Rule 10b5-1 plans to facilitate share repurchases under this authorization. The Company is not obligated to repurchase any specific number of shares, and the program may be modified, suspended, or discontinued at any time without prior notice.

Conference Call Information

The Company will host a conference call to discuss these financial results at 8:00 pm U.S. Eastern Time on Thursday, August 20, 2026 (8:00 am Beijing Time on Friday, August 21, 2026).

Participant Dial-in Numbers:

U.S. & International (Toll)	+1 646-307-1963
China (Toll-Free)	+86 400-030-0308
Hong Kong (Toll-Free)	+852 800-960-994
Singapore	+65 3159-1234

Webcast:

A simultaneous audio webcast may be accessed via the following link: https://edge.media-server.com/mmc/p/uijxgfr2/, or via the investor relations section of the Company’s website https://ir.intchains.com/. For those unable to listen to the live webcast, the replay will be available on the Company’s website shortly after the conclusion of the call.

H1 2026 Financial Results

Revenue

Revenue was RMB11.1 million (US$1.6 million) for H1 2026, representing a decrease of 93.7% from RMB175.6 million for the same period in 2025. The decrease was primarily due to cyclical fluctuations in the market and softer demand for our products in this period. Recorded revenue during the period included an RMB10.9 million (US$1.6 million) contribution from the sale of non-core chip related inventories to a related party.

Cost of Revenue

Cost of revenue was RMB22.1 million (US$3.3 million) for H1 2026, representing a decrease of 75.5% from RMB90.0 million for the same period of 2025. Cost of revenue for H1 2026 was impacted by impairment charges recorded against excess inventory of existing altcoin mining machines. In addition, softer market demand led to lower selling prices for our altcoin mining products, resulting in negative gross margins for H1 2026.

Operating Expenses

Total operating expenses were RMB42.0 million (US$6.2 million) for H1 2026, representing a decrease of 35.2% from RMB64.9 million for the same period of 2025. The decrease was primarily due to lower research and development expenses and sales and marketing expenses.

●	Research and development expenses decreased by 46.3% to RMB22.4 million (US$3.3 million) for H1 2026 from RMB41.6 million for the same period of 2025, primarily due to lower photomask and IP-related expenses associated with the timing of product development activities, as well as lower personnel expenses following the Company’s headcount optimization initiatives.
●	Sales and marketing expenses decreased by 58.7% to RMB1.8 million (US$0.3 million) for H1 2026 from RMB4.3 million for the same period of 2025, primarily driven by reduced headcount and scaled back marketing activities.
●	General and administrative expenses decreased by 5.8% to RMB17.9 million (US$2.6 million) for H1 2026 from RMB19.0 million for the same period of 2025.

Loss from operations

Loss from operations was RMB53.0 million (US$7.8 million) for H1 2026, compared to income from operations of RMB20.8 million for the same period of 2025, primarily attributable to the decrease in revenue and gross profit, partially offset by decreased total operating expenses.

Interest Income

Interest income decreased to RMB3.6 million (US$0.5 million) for H1 2026 from RMB6.2 million for the same period of 2025, mainly due to lower average balances of interest-bearing financial assets and lower interest rates.

Change in fair value of cryptocurrencies

Change in fair value of cryptocurrencies resulted in a loss of RMB89.5 million (US$13.2 million) for H1 2026, compared to a loss of RMB28.0 million for the same period in 2025. The loss for H1 2026 was primarily a result of a decrease in the price of ETH during the period.

Other Income, Net

Other income, net was RMB4.7 million (US$0.7 million) for H1 2026, compared to RMB0.4 million, for the same period of 2025, primarily due to income from the disposal of certain non-core technology-related intangible assets to a related party and income from ETH staking activities during the period.

Net Income/(Loss)

As a result of the foregoing, we recorded net loss of RMB148.9 million (US$21.9 million) for H1 2026, compared to net income of RMB4.3 million for the same period of 2025.

Basic and Diluted Net Income/(Loss) Per Ordinary Share

Basic and diluted net loss per ordinary share both were RMB1.22 (US$0.18) for H1 2026 as compared to net income per ordinary share of RMB0.04 for the same period of 2025.

Non-GAAP Adjusted Net Income/(Loss)

Non-GAAP adjusted net loss was RMB143.3 million (US$21.1million) for H1 2026 as compared to non-GAAP adjusted net income of RMB8.4 million for the same period of 2025.

Non-GAAP Basic and Diluted Net Income/(Loss) Per Ordinary Share

Non-GAAP adjusted basic and diluted net loss per ordinary share was RMB1.18 (US$0.17) for H1 2026 as compared to non-GAAP adjusted basic and diluted net income per ordinary share of RMB0.07 for the same period of 2025. Each ADS represents two of the Company’s Class A ordinary shares.

Cash position

As of June 30, 2026, the Company had cash and cash equivalents and short-term investments, in an aggregate amount of RMB461.1 million (US$68.0 million), compared to RMB489.2 million as of December 31, 2025. Management expects the Company to have sufficient liquidity to meet its obligations and continue its planned activities for at least the next twelve months from the date the unaudited financial statements are issued.

About Intchains Group Limited

Intchains Group Limited focuses on the development of altcoin mining products, the strategic acquisition, holding, and staking of Ethereum-based cryptocurrencies, and the delivery of Web3 infrastructure services through the operation of a Proof-of-Stake cryptocurrency staking platform. For more information, please visit the Company’s website at: https://intchains.com/.

Exchange Rate Information

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying unaudited financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00=RMB6.7851 on the last trading day of H1 2026 (June 30, 2026). No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about: (i) our goals and strategies; (ii) our future business development, financial condition and results of operations, including our plan for commercializing the new mining ASIC, performing extended cost optimization, evaluating AI-adjacent growth and M&A and investing strategies regarding our cryptocurrency assets; (iii) expected changes in our revenue, costs or expenditures; (iv) growth of and competition trends in our industry; (v) our expectations regarding demand for, and market acceptance of, our products; (vi) general economic and business conditions in the markets in which we operate; (vii) relevant government policies and regulations relating to our business and industry; (viii) fluctuations in the market price of ETH-based cryptocurrencies; gains or losses from the sale of ETH-based cryptocurrencies; changes in accounting treatment for the Company’s ETH-based cryptocurrencies holdings; a decrease in liquidity in the markets in which ETH-based cryptocurrencies are traded; security breaches, cyberattacks, unauthorized access, loss of private keys, fraud, or other events leading to the loss of the Company’s ETH-based cryptocurrencies; impacts to the price and rate of adoption of ETH-based cryptocurrencies associated with financial difficulties and bankruptcies of various participants in the industry; (ix) ADS repurchases under the share repurchase program and the adoption of Rule 10b5-1 plans and (x) assumptions underlying or related to any of the foregoing. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, including its annual report on Form 20-F for the fiscal year ended December 31, 2025 filed with the SEC on April 13, 2026.

Use of Non-GAAP Financial Measures

In evaluating the Company’s business, the Company uses non-GAAP financial measures, such as adjusted net income (loss) and adjusted basic and diluted net income (loss) per ordinary share, as supplemental measures to review and assess its operating performance. The Company defines adjusted net income (loss) as net income (loss) excluding share-based compensation expenses, and adjusted basic and diluted net income (loss) per ordinary share as adjusted net income (loss) divided by the applicable weighted average number of ordinary shares outstanding during the period. The Company believes that these non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools and investors should not consider them in isolation, or as a substitute for net income (loss), basic and diluted net income (loss) per ordinary share, or other financial measures prepared in accordance with U.S. GAAP. One of the key limitations of these non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the Company’s business and are not reflected in the non-GAAP financial measures. Further, the non-GAAP financial measures may differ from similarly titled non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP measures, all of which should be considered when evaluating the Company’s performance.

For investor and media inquiries, please contact:

Intchains Group Limited

Investor relations
Email: ir@intchains.com

The Equity Group

Lena Cati, Senior Vice President

212-836-9611 / lena.cati@theequitygroup.com

Alice Zhang, Associate

212-836-9610 / alice.zhang@theequitygroup.com

INTCHAINS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data, or as otherwise noted)

	As of December 31,	As of June 30
	2025	2026
	RMB	RMB	US$
ASSETS
Current Assets:
Cash and cash equivalents	221,661	306,709	45,203
USDC	665	89	13
Cryptocurrency, current	6,035	2,357	348
Inventories, net	52,151	33,823	4,985
Prepayments and other current assets, net (including due from related party in the amount of nil and RMB7 as of December 31, 2025 and June 30, 2026, respectively)	55,063	53,568	7,895
Short-term investments	267,531	154,409	22,757
Total current assets	603,106	550,955	81,201
Non-current Assets:
Cryptocurrencies, non-current	187,607	98,859	14,570
Long-term investments	386	-	-
Property, equipment, and software, net	141,581	138,722	20,445
Intangible assets, net	11,975	10,734	1,582
Right-of-use assets	1,100	91	13
Deferred tax assets, net	65,796	55,213	8,137
Other non-current assets	8,347	8,347	1,230
Total non-current assets	416,792	311,966	45,977
Total assets	1,019,898	862,921	127,178
LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	3,025	204	30
Contract liabilities	16,462	16,122	2,376
Income tax payable	39	-	-
Lease liabilities, current	542	91	13
Provision for warranty	380	2	-
Accrued liabilities and other current liabilities	22,340	17,541	2,585
Total current liabilities	42,788	33,960	5,004
Non-current Liabilities:
Lease liabilities, non-current	558	-	-
Total non-current liabilities	558	-	-
Total liabilities	43,346	33,960	5,004
Shareholders’ Equity:
Ordinary shares (US$0.000001 par value; 50,000,000,000 shares authorized, 121,484,348 and 122,492,282 shares issued, 121,423,854 and 122,381,588 shares outstanding as of December 31, 2025 and June 30, 2026, respectively)	1	1	-
Subscriptions receivable from shareholders	(1)	(1)	-
Additional paid-in capital	211,276	216,867	31,962
Statutory reserves	51,968	51,968	7,659
Accumulated other comprehensive loss	(1,246)	(5,514)	(813)
Retained earnings	714,554	565,640	83,366
Total shareholders’ equity	976,552	828,961	122,174
Total liabilities and shareholders’ equity	1,019,898	862,921	127,178

INTCHAINS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except share and per share data, or as otherwise noted)

	For the Six Months ended June 30,
	2025	2026
	RMB	RMB	US$
Products revenue – third parties	175,588	279	41
Products revenue – related party	-	10,852	1,599
Total revenue	175,588	11,131	1,640
Cost of revenue	(89,952)	(22,067)	(3,252)
Gross profit/(loss)	85,636	(10,936)	(1,612)
Operating expenses:
Research and development expenses	(41,592)	(22,355)	(3,294)
Sales and marketing expenses	(4,267)	(1,762)	(260)
General and administrative expenses	(19,017)	(17,922)	(2,641)
Total operating expenses	(64,876)	(42,039)	(6,195)
Income/(Loss) from operations	20,760	(52,975)	(7,807)
Interest income	6,234	3,631	535
Foreign exchange loss, net	(542)	(4,182)	(616)
Change in fair value of cryptocurrencies	(27,966)	(89,487)	(13,189)
Other income, net – third parties	368	1,847	273
Other income – related party	-	2,830	417
Loss before income tax expenses	(1,146)	(138,336)	(20,387)
Income tax (expense)/benefit	5,401	(10,578)	(1,559)
Net income/(loss)	4,255	(148,914)	(21,946)
Foreign currency translation adjustment, net of nil tax	(857)	(4,268)	(629)
Total comprehensive income /(loss)	3,398	(153,182)	(22,575)

Weighted average number of shares used in per share calculation
— Basic	120,480,088	121,847,288	121,847,288
— Diluted	120,555,532	121,847,288	121,847,288
Net income/(loss) per share
— Basic	0.04	(1.22)	(0.18)
— Diluted	0.04	(1.22)	(0.18)

INTCHAINS GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except per share data)

	For the Six months ended June 30,
	2025	2026
	RMB	RMB	US$
Income/(Loss) from operations	20,760	(52,975)	(7,807)
Add:
Share-based compensation expense	4,183	5,591	824
Non-GAAP adjusted operating income/(loss)	24,943	(47,384)	(6,983)
Net income/ (loss)	4,255	(148,914)	(21,946)
Add:
Share-based compensation expense	4,183	5,591	824
Non-GAAP adjusted net income/(loss)	8,438	(143,323)	(21,122)

Non-GAAP adjusted net income/(loss) per share
— Basic	0.07	(1.18)	(0.17)
— Diluted	0.07	(1.18)	(0.17)

INTCHAINS GROUP LIMITED

UNAUDITED CRYPTOCURRENCY-ADDITIONAL INFORMATION

As of	Cryptocurrency	Approximate Number of Cryptocurrency Held	Approximate Average Cost Per Unit of Cryptocurrency	Original Cost Basis	Market Price Per Unit of Cryptocurrency(a)	Market Value of Cryptocurrency (b)
		Unit	USD	USD	USD	USD
	ETH	9,176	2,564	23,524,995	1,569	14,401,931
June 30, 2026	Bitcoin	1.72	100,500	172,798	58,562	100,690
	USDT&USDC	359,309	1	359,731	1	359,297
	Others*	Multiple *	Multiple *	63,288	Multiple *	12,215
	Total			24,120,812		14,874,133

	ETH	8,150	2,604	21,226,137	2,982	24,303,300
	ETH-Coinbase Staked	676	2,892	1,954,713	3,332	2,252,432
December 31, 2025	Bitcoin	1.44	103,810	149,486	87,584	126,121
	USDT&USDC	953,186	1	953,201	1	953,186
	Others*	Multiple *	Multiple *	64,736	Multiple *	12,783
	Total			24,348,273		27,647,822

* The “Others” category includes various cryptocurrencies that are not presented separately due to their immateriality. “Multiple” indicates that the category includes different types of cryptocurrencies with different per-unit prices. Accordingly, individual unit prices are not presented.

(a) The “Market Price Per Unit of Cryptocurrency” represents the market price of a single unit of cryptocurrency on the Coinbase exchange at the Company’s period-end cut-off time of midnight (UTC+8) on the applicable reporting date, consistent with the Company’s revenue recognition cut-off.

(b) The “Market Value of Cryptocurrency” represents the market price per unit described in note (a) multiplied by the number of units of cryptocurrency held by the Company as of the applicable reporting date.